June 30, 2020

VIA ELECTRONIC DELIVERY

Ms. Jeannette Marshall
U.S. Securities and Exchange Commission
100 F Street, NE
Mail Stop 7010
Washington, DC 20549-7010

Re: MEMX LLC – Form 1 Amendment

Dear Ms. Marshall:

On behalf of MEMX LLC ("MEMX"), and in connection with the MEMX Form 1 that is on file with the Securities and Exchange Commission ("Commission"), enclosed please find the Execution Page to Form 1 as well as the following exhibits:[1]

- Exhibit A (updated to include direct website links to the MEMX Certificate of Formation and Limited Liability Company Agreement);
- Exhibit B (updated to include a direct website link to the MEMX rulebook);
- Exhibit D (updated to provide financial statements for MEMX Holdings LLC, MEMX LLC and other MEMX affiliates from inception through December 2019); and
- Exhibit I (updated to provide financial information for MEMX LLC from inception through December 2019).

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace Exhibits A, B, D and I currently on file with the Commission. Please do not hesitate to contact me at 201-831-8345 if you have any questions or require anything further.

Regards,

Anders Franzon
General Counsel

Enclosures

---

[1] This Amendment has been filed electronically based on and in accordance with the "Division of Trading and Markets Staff Statement Regarding Requirements for Certain Paper Submissions in Light of COVID-19 Concerns."

Form 1 Page 1 Execution Page	**UNITED STATES SECURITIES AND EXCHANGE COMMISSION** **WASHINGTON, D.C. 20549** **APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY): 06/30/20	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☑ AMENDMENT

1. State the name of the applicant: MEMX LLC
2. Provide the applicant's primary street address (Do not use a P.O. Box):
   111 Town Square Place, Suite 520, Jersey City, NJ, 07310

20012256

3. Provide the applicant's mailing address (if different):
4. Provide the applicant's business telephone and facsimile number:
   201-331-7900 (Telephone) 201-331-7904 (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   Jonathan Kellner (Name) Chief Executive Officer (Title) 201-331-7902 (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   Anders Franzon, General Counsel
   111 Town Square Place, Suite 520
   Jersey City, NJ 07310
7. Provide the date applicant's fiscal year ends: December 31
8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☑ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 10/03/18 (b) State/Country of formation: Delaware/United States of America

   (c) Statute under which applicant was organized: Delaware Limited Liability Company Act

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 06/30/20 (MM/DD/YY) MEMX LLC (Name of applicant)

By: [signature] (Signature) Anders Franzon, General Counsel (Printed Name and Title)

Subscribed and sworn before me this ______ day of ______________ (Month), _________ (Year) by ____________ (Notary Public)

My Commission expires _______________ County of __________________ State of _________________________

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.

"Based upon relief from Commission staff and difficulties arising from COVID-19, this filing is made without a notarization."

MEMX LLC
Date of Filing/Accurate as of: June 30, 2020

EXHIBIT A

A copy of the constitution, articles of incorporation or association with all subsequent amendments, and of existing by-laws or corresponding rules or instruments, whatever the name, of the applicant.

MEMX LLC (the "Exchange") maintains the documents listed below at: https://memxtrading.com/regulation

- The Certificate of Formation of MEMX LLC, as amended; and
- The current Limited Liability Company Agreement of MEMX LLC

These documents are accurate as of the date of this filing.

MEMX LLC
Date of Filing/Accurate as of: June 30, 2020

EXHIBIT B

A copy of all written rulings, settled practices having the effect of rules, and interpretations of the Governing Board or other committee of the applicant in respect of any provisions of the constitution, by-laws, rules, or trading practices of the applicant which are not included in Exhibit A.

The Rules of the Exchange are available at: https://info.memxtrading.com/memx-rules/

The Rules of the Exchange are accurate as of the date of this filing and are continuously updated in accordance with SEC Rule 19b-4.

MEMX LLC
Date of Filing/Accurate as of: June 30, 2020

EXHIBIT D

For each subsidiary or affiliate of the exchange, provide unconsolidated financial statements for the latest fiscal year. Such financial statements shall consist, at a minimum, of a balance sheet and an income statement with such footnotes and other disclosures as are necessary to avoid rendering the financial statements misleading. If any affiliate or subsidiary is required by another Commission rule to submit annual financial statements, a statement to that effect, with a citation to the other Commission rule, may be provided in lieu of the financial statements required here.

Financial statements of MEMX Holdings LLC, MEMX SubCo LLC, MEMX LLC, MEMX Technologies LLC, and MEMX Execution Services LLC for the period of September 6, 2018 through December 31, 2019 are attached.

Consolidated audited financial statements of MEMX Holdings LLC, the Exchange, and all affiliated entities of the Exchange for the period of September 6, 2018 through December 31, 2019 are also attached.

MEMX Holdings LLC and Subsidiaries
Balance Sheet
December 31, 2019

	MEMX Holdings LLC (Unaudited)	MEMX SubCo LLC (Unaudited)	MEMX LLC (Unaudited)	MEMX Technologies LLC (Unaudited)	MEMX Execution Services LLC (Unaudited)	Consolidated (Audited)
Assets						
Cash	$ 57,705,027	$ -	$ -	$ -	$ -	$ 57,705,027
Prepaid expenses and other assets	1,293,505	-	-	-	-	1,293,505
Property and equipment, net	1,153,779	-	109,391	-	-	1,263,170
Capital leased assets	216,046	-	-	-	-	216,046
Total Assets	**$ 60,368,357**	**$ -**	**$ 109,391**	**$ -**	**$ -**	**$ 60,477,748**
Liabilities						
Accrued bonuses	-	-	5,293,349	-	-	5,293,349
Other liabilities	758,427	-	-	-	-	758,427
Capital lease obligations	217,933	-	-	-	-	217,933
Total Liabilities	**$ 976,360**	**$ -**	**$ 5,293,349**	**$ -**	**$ -**	**$ 6,269,709**
Members' Equity	59,391,997	-	(5,183,958)	-	-	54,208,039
Total Liabilities and Members' Equity	**$ 60,368,357**	**$ -**	**$ 109,391**	**$ -**	**$ -**	**$ 60,477,748**

MEMX Holdings LLC and Subsidiaries
Income Statement
From Inception (September 6, 2018) through December 31, 2019

	MEMX Holdings LLC (Unaudited)	MEMX SubCo LLC (Unaudited)	MEMX LLC (Unaudited)	MEMX Technologies LLC (Unaudited)	MEMX Execution Services LLC (Unaudited)	Consolidated (Audited)
Revenues	$ -	$ -	$ -	$ -	$ -	$ -
Expenses						
Compensation and benefits	139,594	-	10,401,278	-	-	10,540,872
Depreciation and amortization	90,576	-	-	-	-	90,576
Exchange connectivity	52,803	-	-	-	-	52,803
Exchange market data	81,190	-	-	-	-	81,190
Professional fees and other services	5,077,399	-	19,718	-	-	5,097,117
Other general and administrative expenses	1,291,357	-	-	-	-	1,291,357
Total Expenses	**$ 6,732,919**	**$ -**	**$ 10,420,996**	**$ -**	**$ -**	**$ 17,153,915**
Other Income (Expense)						
Interest Income, net	1,239,721	-	-	-	-	1,239,721
Loss on disposal of property and equipment	(17,361)	-	-	-	-	(17,361)
Total Other Income	**1,222,360**	**-**	**-**	**-**	**-**	**1,222,360**
Net Loss	**$ (5,510,559)**	**$ -**	**$ (10,420,996)**	**$ -**	**$ -**	**$ (15,931,555)**

MEMX HOLDINGS LLC AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

From Inception (September 6, 2018) Through December 31, 2019

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Auditors

To the Board of Directors and Members of
MEMX Holdings LLC

We have audited the accompanying consolidated financial statements of MEMX Holdings LLC and Subsidiaries, which comprise the consolidated balance sheet as of December 31, 2019, and the related consolidated statements of operations, members' equity and cash flows for the period from September 6, 2018 (date of inception) to December 31, 2019, and the related notes to the consolidated financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Building a better working world

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of MEMX Holdings LLC and Subsidiaries at December 31, 2019, and the consolidated results of its operations and its cash flows for the period from September 6, 2018 (date of inception) to December 31, 2019, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

April 29, 2020

MEMX HOLDINGS LLC AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

December 31, 2019

ASSETS		
CASH	$	57,705,027
PREPAID EXPENSES AND OTHER ASSETS		1,293,505
PROPERTY AND EQUIPMENT, net		1,263,170
CAPITAL LEASED ASSETS		216,046
TOTAL ASSETS	$	60,477,748
LIABILITIES		
ACCRUED BONUSES	$	5,293,349
OTHER LIABILITIES		758,427
CAPITAL LEASE OBLIGATIONS		217,933
TOTAL LIABILITIES		6,269,709
MEMBERS' EQUITY		
MEMBERS' EQUITY		54,208,039
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	60,477,748

See Notes to Consolidated Financial Statements

MEMX HOLDINGS LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF OPERATIONS

From Inception (September 6, 2018) Through December 31, 2019

REVENUES	$	-
GENERAL & ADMINISTRATIVE EXPENSES		
Compensation and benefits		10,540,872
Depreciation and amortization		90,576
Exchange connectivity		52,803
Exchange market data		81,190
Professional fees and other services		5,097,117
Other general and administrative expenses		1,291,357
TOTAL GENERAL & ADMINISTRATIVE EXPENSES		17,153,915
OPERATING LOSS		(17,153,915)
OTHER INCOME (EXPENSE)		
Interest income, net		1,239,721
Loss on disposal of property and equipment		(17,361)
OTHER INCOME		1,222,360
NET LOSS	$	(15,931,555)

See Notes to Consolidated Financial Statements

MEMX HOLDINGS LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF MEMBERS' EQUITY

From Inception (September 6, 2018) Through December 31, 2019

BALANCE, September 6, 2018	$	-
CONTRIBUTIONS		70,000,000
PAID IN CAPITAL		139,594
NET LOSS		(15,931,555)
BALANCE, December 31, 2019	$	54,208,039

See Notes to Consolidated Financial Statements

MEMX HOLDINGS LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

From Inception (September 6, 2018) Through December 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(15,931,555)
Adjustments to reconcile net loss to net cash flows from operating activities		
Depreciation and amortization expense		90,576
Loss on disposal of property and equipment		17,361
Equity based compensation		139,594
Increase in operating assets		
Prepaid expense and other assets		(1,293,505)
Increase in operating liabilities		
Accrued bonuses		5,293,349
Other liabilities		758,427
NET CASH FLOWS USED IN OPERATING ACTIVITIES		(10,925,753)
CASH FLOWS FROM INVESTING ACTIVITIES		
Acquisition of property and equipment		(1,333,862)
Acquisition of intangible asset		(25,000)
NET CASH FLOWS USED IN INVESTING ACTIVITIES		(1,358,862)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contributions		70,000,000
Payment of capital lease obligations		(10,358)
NET CASH FLOWS PROVIDED BY FINANCING ACTIVITIES		69,989,642
INCREASE IN CASH		57,705,027
CASH, BEGINNING OF THE PERIOD		-
CASH AND CASH EQUIVALENTS, END OF PERIOD	$	57,705,027
Cash payments for:		
Interest paid on capital lease obligations	$	785

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) Organization and description of business

MEMX Holdings LLC ("Holdings") was organized as a Delaware Limited Liability Company on September 6, 2018 and is the holding company for its direct and indirect subsidiaries, including MEMX SubCo LLC ("SubCo"), MEMX LLC ("MEMX LLC"), MEMX Execution Services LLC ("MEMX BD"), and MEMX Technologies LLC ("Tech"). (collectively, "the Company".)

The Company has been established to create a member-owned equities exchange, focused on creating and promoting a fair, transparent, and efficient experience for all investors. The Company is awaiting regulatory approval and currently finalizing technical and operational processes. Once launched, the Company offers a simpler platform with features that benefit both retail and institutional investors through its operating entities, MEMX LLC and MEMX BD, which are the exchange entity and its supporting routing broker-dealer entity, respectively. SubCo is the blocker entity set up for tax purposes and Tech is set up with the aim to eventually package market data and other technology solutions for sale. The Company is headquartered in Jersey City, New Jersey.

(2) Summary of significant accounting policies

Principles of consolidation

The accompanying consolidated financial statements include the accounts of Holdings and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States (U.S. GAAP) requires management to make certain estimates and assumptions that affect the reported amounts and disclosure of contingent amounts in the consolidated financial statements and accompanying notes. Management believes the estimates used in preparing the consolidated financial statements are reasonable and prudent. Actual results could differ from these estimates.

Cash and concentrations of credit risk

The Company considers cash to be all bank checking and savings accounts. The Company maintains its cash in various deposit accounts held at one institution which, at times, are in excess of federally insured limits. Management monitors the soundness of the financial institution and believes the Company's risk is negligible. The Company has not experienced any losses in such accounts. On a monthly basis, the Company accrues interest income from the cash balance that is in the aforementioned checking and savings accounts.

Property and equipment

Property and equipment is presented at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally ranging from three to five years.

(2) Summary of significant accounting policies (continued)

Leases

The Company leases certain office equipment. The determination of whether an arrangement is a lease is made at the lease's inception. Under ASC 840, a contract is (or contains) a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. For property, plant and equipment, the right to control the use criteria is satisfied if any of the following conditions is met: 1) The purchaser has the ability or right to operate the property, plant, or equipment or direct others to operate the property, plant, or equipment in a manner it determines while obtaining or controlling more than a minor amount of the output or other utility of the property, plant or equipment. 2) The purchaser has the ability or right to control physical access to the underlying property, plant, or equipment while obtaining or controlling more than a minor amount of the output or other utility of the property, plant, or equipment. 3) Facts and circumstances indicate that it is remote that one or more parties other than the purchaser will take more than a minor amount of the output or other utility that will be produced or generated by the property, plant, or equipment during the term of the arrangement, and the price that the purchaser will pay for the output is neither contractually fixed per unit of output nor equal to the current market price per unit of output as of the time of delivery of the output. Management only reassess its determination if the terms and conditions of the contract are changed.

Capital leased assets represent the right to use an underlying asset for the lease term, and lease liabilities represent the obligation to make lease payments. The Company uses the implicit rate when it is readily determinable. Since most of the Company's leases do not provide an implicit rate, to determine the present value of lease payments, management uses the Company's discount rate based on the information available at lease commencement. The Company's lease terms may include options to extend or terminate the lease when it is reasonably certain that the option will be exercised. Operating leases are discussed further in footnote 5.

Members' equity

Members' equity is comprised of two classes, Class A participating preferred units and Class B profits interest units. Class A members are entitled to voting rights and liquidation preference. Class B is an incentive instrument for employees or vendors, is non-voting, does not have a liquidation preference, and is subject to vesting. Each member's liability is limited to their contribution.

As of December 31, 2019, 70,000,000 Class A units have been issued and remain outstanding and 12,353,941 Class B units are available, of which 5,565,000 have been awarded. None of the Class B are vested as of December 31, 2019. When the Company records equity-based compensation expense, it records a corresponding increase in capital allocated to the Class A units.

Income taxes

The various entities of the Company which are included in these financial statements are treated differently from a US tax perspective depending on the entity. Holdings, MEMX LLC, and MEMX BD are all treated as partnerships for US tax purposes. Partnerships are generally not subject to an entity-level tax. Their members report their share of the income or loss on their income tax returns. Tech is treated as an entity disregarded from its owner (Holdings), which is a partnership, and therefore the Holdings' members will be responsible for the tax generated by Tech. SubCo is treated as a corporation for US tax purposes and therefore is subject to entity level tax at the federal level and in any state or local jurisdictions to which it is deemed to have nexus. However, SubCo does not have any material standalone activity and only holds a 0.5 percent ownership interest in MEMX LLC and MEMX BD. Any entity level tax impact for SubCo at the federal, state, or local level was not material for the period ended December 31, 2019.

(2) Summary of significant accounting policies (continued)

The Company is subject to federal, state and local examination by tax authorities for 2018. The Company follows the provisions of the FASB Accounting Standards Codification (ASC) 740, Income Taxes, to evaluate uncertain tax positions. The standard prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company's policy is to treat interest and/or penalties related to income tax matters and uncertain tax positions as part of income tax expense. As of December 31, 2019, the Company determined that it has no uncertain tax positions, interest or penalties as defined within ASC 740, and accordingly, management has concluded that no additional ASC 740 disclosures are required.

Accrued bonuses

The Company has established target bonus agreements with various employees. The accrued bonuses totaled $5,293,349 at December 31, 2019. This balance reflects the actual payment disbursed in January 2020.

Compensation and benefits

Compensation and benefits consist of the following from inception through December 31, 2019:

Bonuses	$	6,393,349
Salaries		3,474,840
Other compensation and benefits		533,089
Equity compensation		139,594
Total compensation and benefits	$	10,540,872

Per ASC 718, stock-based compensation, equity compensation comprises an estimate of expense based on the fair value award of Class B Profits units. This expense is prorated based on a four year vesting schedule. Profits interests remain subject to forfeiture and at this time the Company has no plan to make a distribution to the holders before exit.

Professional fees and other services

Professional fees and other services consist of advisory and consulting services. These services include legal advisory to build corporate structure, technical consultants to build technology infrastructure, and talent acquisition services.

(2) Summary of significant accounting policies (continued)

Recent accounting pronouncements – Leases

In February 2016, the FASB issued ASU No. 2016-02, *Leases*, which is intended to improve financial reporting about leasing transactions. The ASU affects all companies and other organizations that lease assets such as real estate, office equipment, and construction equipment. Under the current accounting model an organization applies a classification test to determine the accounting for the lease arrangement as an operating or capital lease. The new guidance will require organizations that lease assets to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases. A lessee will be required to recognize assets and liabilities for leases with terms of more than twelve months. Consistent with U.S. GAAP, the recognition, measurement, and presentation of expenses and cash flows arising from a lease primarily will depend on its classification as a finance or operating lease. However, unlike current U.S. GAAP, the new ASU will require both types of leases to be recognized on the balance sheet. The ASU will also require disclosure to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases. These disclosures include both qualitative and quantitative analysis. This ASU is effective for the Company's December 31, 2021 consolidated financial statements and early adoption is permitted. The Company is currently evaluating the effect that the updated standard will have on the consolidated financial statements and related disclosures.

(3) Property and equipment

Property and equipment consist of the following as of December 31, 2019:

Infrastructure	$	61,170
Equipment		30,811
Software		73,865
Website		117,617
Construction in progress		1,050,399
Total cost of property and equipment		1,333,862
Accumulated depreciation		(70,692)
Property and equipment, net	$	1,263,170

From inception through December 31, 2019, total depreciation and amortization expense charged to operations was $90,576. The amount of depreciation expense included in general and administrative expenses from inception through December 31, 2019 was $70,692.

(4) Capital lease obligations

Since inception, the Company entered into multiple capital leases for office equipment over a range of three to five year periods and discount rates between 2.25% and 2.75%. The leases include the ability to extend each lease for an additional term and a purchase option at market price at the end of the term.

Interest expense under the capital lease for the period since inception through December 31, 2019 was $785 and is included in Interest income, net.

(4) Capital lease obligations (continued)

Minimum capital lease payments under the capital leases are as follows:

Years Ending December 31,		
2020	$	57,723
2021		57,723
2022		55,333
2023		34,362
2024		12,792
Total	$	217,933

(5) Commitments and Contingencies

The Company is obligated under a non-cancellable office lease agreement which expires on November 14, 2030, at which point the Company has the option to renew for an additional five years. Future minimum lease payments, exclusive of escalations, under the original lease term are as follows:

Years Ending December 31,		
2020	$	77,525
2021		466,703
2022		476,037
2023		485,557
2024		495,268
Thereafter		3,092,195
Total	$	5,093,285

(6) Related party transactions

The Company has its entire cash balance of $57,705,027 held in checking and savings accounts at one of the founding members of the Company. An interest income of $1,240,506 had been earned on those accounts since inception. Additionally, at the formation of the Company, the Company leased office space and leveraged employees from one of its founding members via a secondment arrangement. The arrangement is not ongoing and has been terminated. The related expense totals to $1,104,159, recorded under professional fees and other services on the consolidated statement of operations.

(7) Subsequent events

The Company has evaluated the need for disclosures or adjustments or both resulting from subsequent events through the date the consolidated financial statements through April 29, 2020, the issuing date of the consolidated financial statements. Other than the events described below, the Company determined that there were no additional subsequent events that require disclosure or adjustment.

Following December 31, 2019, the Company closed a strategic round of funding totaling $42,160,700. This round was closed in two parts on February 20, 2020 and April 7, 2020.

On March 13, 2020, the Company entered into a $3 million letter of credit to collateralize its finance lease for additional technology and office equipment. The Company conducts all of its banking, including the letter of credit, with one of its members. Such related party transactions are therefore subject to board approval.

In March 2020, a global event known as coronavirus (COVID-19) has led to a significant amount of uncertainty worldwide. While the extent of the outbreak of COVID-19 remain unknown, the impact of events will touch almost every industry in some manner and level of severity. Management has reviewed events and facts and concludes no material impact on the Company has been identified.

MEMX LLC
Date of Filing/Accurate as of: June 30, 2020

EXHIBIT I

For the latest fiscal year of the applicant, audited financial statements which are prepared in accordance with, or in the case of a foreign applicant, reconciled with, United States generally accepted accounting principles, and are covered by a report prepared by an independent public accountant. If an applicant has no consolidated subsidiaries, it shall file audited financial statements under Exhibit I alone and need not file a separate unaudited financial statement for the applicant under Exhibit D.

MEMX LLC (the "Exchange") has been formed but has not commenced operations and does not yet have audited financial statements for any fiscal year. The Exchange was not capitalized as of December 31, 2019. The only items on the Exchange's balance sheet for this period represent expenses paid by MEMX Holdings LLC on the Exchange's behalf and, as such, are treated as liabilities of the Exchange on the financial statements.

During fiscal year 2020, MEMX Holdings LLC, as the controlling owner of the membership interests in the Exchange, allocated sufficient assets to the Exchange to enable its operation, which is expected to commence in September 2020. In particular, MEMX Holdings LLC has made a cash contribution to the Exchange of $40 million, in addition to any previously-provided in-kind contributions, such as legal, regulatory, and infrastructure-related services. The Exchange represents that such cash and in-kind contributions will be adequate to operate the Exchange, including the regulation of the Exchange.

In addition, the Exchange represents that there will be a written agreement between the Exchange and MEMX Holdings LLC that requires MEMX Holdings LLC to provide adequate funding for the Exchange's operations, including the regulation of the Exchange. This agreement will provide that the Exchange will receive all fees, including regulatory fees and trading fees, payable by the Exchange's Members, as well as any funds received from any applicable market data fees and tape revenue. The agreement further will provide that MEMX Holdings LLC will reimburse the Exchange for its costs and expenses to the extent the Exchange's assets are insufficient to meets its costs and expenses. Excess non-regulatory funds, as solely determined by the Exchange, will be remitted to MEMX Holdings LLC in accordance with the Exchange LLC Agreement.

Unaudited financial statements of the Exchange for the period of September 6, 2018 through December 31, 2019 are attached.

Consolidated audited financial statements of MEMX Holdings LLC and subsidiaries (including the Exchange) for the period of September 6, 2018 through December 31, 2019 have been provided to the Commission in Exhibit D.

MEMX Holdings LLC and Subsidiaries
Balance Sheet
December 31, 2019

	MEMX Holdings LLC (Unaudited)	MEMX SubCo LLC (Unaudited)	MEMX LLC (Unaudited)	MEMX Technologies LLC (Unaudited)	MEMX Execution Services LLC (Unaudited)	Consolidated (Audited)
Assets						
Cash	$ 57,705,027	$ -	$ -	$ -	$ -	$ 57,705,027
Prepaid expenses and other assets	1,293,505	-	-	-	-	1,293,505
Property and equipment, net	1,153,779	-	109,391	-	-	1,263,170
Capital leased assets	216,046	-	-	-	-	216,046
Total Assets	**$ 60,368,357**	**$ -**	**$ 109,391**	**$ -**	**$ -**	**$ 60,477,748**
Liabilities						
Accrued bonuses	-	-	5,293,349	-	-	5,293,349
Other liabilities	758,427	-	-	-	-	758,427
Capital lease obligations	217,933	-	-	-	-	217,933
Total Liabilities	**$ 976,360**	**$ -**	**$ 5,293,349**	**$ -**	**$ -**	**$ 6,269,709**
Members' Equity	59,391,997	-	(5,183,958)	-	-	54,208,039
Total Liabilities and Members' Equity	**$ 60,368,357**	**$ -**	**$ 109,391**	**$ -**	**$ -**	**$ 60,477,748**

MEMX Holdings LLC and Subsidiaries
Income Statement
From Inception (September 6, 2018) through December 31, 2019

	MEMX Holdings LLC (Unaudited)	MEMX SubCo LLC (Unaudited)	MEMX LLC (Unaudited)	MEMX Technologies LLC (Unaudited)	MEMX Execution Services LLC (Unaudited)	Consolidated (Audited)
Revenues	$ -	$ -	$ -	$ -	$ -	$ -
Expenses						
Compensation and benefits	139,594	-	10,401,278	-	-	10,540,872
Depreciation and amortization	90,576	-	-	-	-	90,576
Exchange connectivity	52,803	-	-	-	-	52,803
Exchange market data	81,190	-	-	-	-	81,190
Professional fees and other services	5,077,399	-	19,718	-	-	5,097,117
Other general and administrative expenses	1,291,357	-	-	-	-	1,291,357
Total Expenses	**$ 6,732,919**	**$ -**	**$ 10,420,996**	**$ -**	**$ -**	**$ 17,153,915**
Other Income (Expense)						
Interest Income, net	1,239,721	-	-	-	-	1,239,721
Loss on disposal of property and equipment	(17,361)	-	-	-	-	(17,361)
Total Other Income	**1,222,360**	**-**	**-**	**-**	**-**	**1,222,360**
Net Loss	**$ (5,510,559)**	**$ -**	**$ (10,420,996)**	**$ -**	**$ -**	**$ (15,931,555)**